                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13G/A


                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                              Nashua Corporation
        ----------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
        ----------------------------------------------------------------
                         (Title of Class of Securities)


                                   631226107
                         -----------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with the statement [_] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 7 Pages
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-------------------                               -----------------
CUSIP No. 631226107          13G                  Page 2 of 7 Pages
-------------------                               -----------------
--------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           President and Fellows of Harvard College
--------------------------------------------------------------------------
                                                           (a)        [X]
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*


                                                           (b)        [_]
--------------------------------------------------------------------------
 3.    SEC USE ONLY
--------------------------------------------------------------------------
 4.    CITIZENSHIP OR PLACE OF ORGANIZATION
           Massachusetts
--------------------------------------------------------------------------
                    5.   SOLE VOTING POWER
     NUMBER OF                 351,300 shares
      SHARES        ------------------------------------------------------
   BENEFICIALLY     6.   SHARED VOTING POWER
     OWNED BY                  ----
       EACH         ------------------------------------------------------
     REPORTING      7.   SOLE DISPOSITIVE POWER
      PERSON                   351,300 shares
       WITH         ------------------------------------------------------
                    8.   SHARED DISPOSITIVE POWER
                               ----
--------------------------------------------------------------------------
 9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON
           351,300 shares
--------------------------------------------------------------------------
10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES          [_]
       CERTAIN SHARES*
--------------------------------------------------------------------------
11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
           5.5%
--------------------------------------------------------------------------
12.    TYPE OF REPORTING PERSON*
           EP
--------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                               -----------------
CUSIP No. 631226107          13G                  Page 3 of 7 Pages
-------------------                               -----------------
--------------------------------------------------------------------------
 1.    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Harvard Yenching Institute
--------------------------------------------------------------------------
                                                           (a)        [X]
 2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*


                                                           (b)        [_]
--------------------------------------------------------------------------
 3.    SEC USE ONLY
--------------------------------------------------------------------------
 4.    CITIZENSHIP OR PLACE OF ORGANIZATION
           Massachusetts
--------------------------------------------------------------------------
                    5.   SOLE VOTING POWER
     NUMBER OF                 6,600 shares
      SHARES        ------------------------------------------------------
   BENEFICIALLY     6.   SHARED VOTING POWER
     OWNED BY                  ----
       EACH         ------------------------------------------------------
     REPORTING      7.   SOLE DISPOSITIVE POWER
      PERSON                   6,600 shares
       WITH         ------------------------------------------------------
                    8.   SHARED DISPOSITIVE POWER
                               ----
--------------------------------------------------------------------------
 9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON
           6,600 shares
--------------------------------------------------------------------------
10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
       CERTAIN SHARES*                                                [_]
--------------------------------------------------------------------------
11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
           0.1%
--------------------------------------------------------------------------
12.    TYPE OF REPORTING PERSON*
           EP
--------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13G
                                 ------------
                                Amendment No. 2

Item 1(a)  Name of Issuer:
              Nashua Corporation

     1(b)  Address of Issuer's Principal Executive Offices:
              44 Franklin Street
              Nashua, NH  03061

Item 2(a)  Name of Person Filing:
              (i)  President and Fellows of Harvard College ("P&F")
              (ii) Harvard Yenching Institute ("HYI")

     2(b)  Address of Principal Business Office or, if none,
              Residence:
                 (i)  President and Fellows of Harvard College
                      c/o Harvard Management Company, Inc.
                      600 Atlantic Avenue
                      Boston, MA  02210
                 (ii) Harvard Yenching Institute
                      2 Divinity Avenue
                      Cambridge, MA  02138

     2(c)  Citizenship:
              (i)  P&F:  Massachusetts
              (ii) HYI:  Massachusetts

     2(d)  Title of Class of Securities:
              Common Stock

     2(e)  CUSIP Number:
              631226107

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b):

              The entities filing are a Group in accordance with Rule 13d-1(b)(1)(ii)(H).



Item 4(a)  Amount beneficially owned:

              (i)  P&F:  351,300 shares
              (ii) HYI:    6,600 shares

     4(b)  Percent of Class:
              (i)  P&F:  5.5%
              (ii) HYI:  0.1%


                               Page 4 of 7 Pages
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     4(c)  Number of shares as to which such person has:

               (i)    sole power to vote or to direct the vote:
                       (i)  P&F:  351,300 shares
                       (ii) HYI:    6,600 shares

               (ii)   shared power to vote or to direct the vote:

                      -----

               (iii)  sole power to dispose or to direct the disposition of:
                         (i)  P&F:  351,300 shares
                         (ii) HYI:    6,600 shares

               (iv)   shared power to dispose or to direct the disposition of:

                      -----


Item 5     Ownership of Five Percent or less of a Class:
               Not Applicable.

Item 6     Ownership of more than Five Percent on behalf of another person:
               Not Applicable.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
               Not Applicable.

Item 8     Identification and Classification of Members of the Group:
               See Exhibit A attached hereto.

Item 9     Notice of Dissolution of Group:
               Not Applicable.

Item 10    Certification:

           By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                               Page 5 of 7 Pages

           After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                       PRESIDENT AND FELLOWS OF HARVARD COLLEGE


                                       By:  /s/  Verne O. Sedlacek
                                          --------------------------------------
                                         Name:  Verne O. Sedlacek
                                         Title:    Authorized Signatory


                                       HARVARD YENCHING INSTITUTE


                                       By:  /s/   Verne O. Sedlacek
                                          --------------------------------------
                                         Name:  Verne O. Sedlacek
                                         Title:    Authorized Signatory

February 13, 1996

                               Page 6 of 7 Pages
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                                   EXHIBIT A
                                   ---------


Member of Group                                       Item 3 Classification
---------------                                       ---------------------

(1)  President and Fellows of Harvard College                  EP

(2)  Harvard Yenching Institute                                EP


                               Page 7 of 7 Pages